SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For A Press Release Issued On November 20, 2001

COMMERCIAL CONSOLIDATORS CORP.
(Translation of Registrant’s Name into English)

5255 YONGE STREET, SUITE 1010, TORONTO, ONTARIO, M2N 6P4 CANADA
(Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant, by furnishing the information contained in this form, is also thereby furnishing the information to the Commission, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

SIGNATURES
Exhibit Index
November 20, 2001 Press Release

     On November 20, 2001, Commercial Consolidators Corp. (the “Company”) issued a press release concerning the election of Kevin Hanson to the Company’s Board of Directors effective immediately. See the Company’s press release attached hereto as Exhibit 1.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMERCIAL CONSOLIDATORS CORP

		By:	/s/ Guy Jarvis

Name: Guy Jarvis

Title: Chief Executive Officer

Date:	November 20, 2001

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K:

Exhibit No.	Description of Exhibit

1	Press Release announcing election of Kevin Hanson to the Company’s Board of Directors.

3